LORD ABBETT SECURITIES TRUST
90 Hudson Street
Jersey City, NJ 07302

February 28, 2019

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Securities Trust (the “Trust”) File Nos. 033-58846 and 811-07538

Dear Ms. Hahn:

Reference is made to Post-Effective Amendment No. 93 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on November 28, 2018 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during a telephone call on Monday, February 4, 2019 at approximately 3:00 p.m. with Pamela P. Chen and Linda Y. Kim of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Trust, regarding the Registration Statement. Your comments with respect to Lord Abbett Focused Large Cap Value Fund and Lord Abbett Focused Mid Cap Value Fund (each, a “Fund”), and the Trust’s responses thereto, are summarized below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

We filed Post-Effective Amendment No. 97 to the Registration Statement with the Commission on February 25, 2019 pursuant to Rule 485(b)(1)(iii) for the purpose of delaying the effectiveness of the Funds’ Registration Statement. A later Post-Effective Amendment to the Registration Statement will be filed for the Funds and will reflect changes made in response to your comments on the Funds.

Part A – General

1.                 Please respond to all comments in a letter filed as correspondence via EDGAR.

Response: Our responses to all comments are included in this letter, which is being filed as correspondence via EDGAR.

[1]	Accession No. 0000930413-18-003454.

Ms. Jaea Hahn

February 28, 2019

2.                 Please fill in all blanks and remove all brackets from the next filing with the Commission.

Response: All blanks have been filled in and all brackets have been removed from the Amendment.

3.                 We remind you that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding any review or comment by the Commission, and that the Commission may have additional comments on the Registration Statement.

Response: We acknowledge that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding any review or comment by the Commission, and that the Commission may have additional comments on the Registration Statement.

Part B – Prospectuses

Focused Large Cap Value Fund

4.                 In reference to the fee table in the “Fees and Expenses” section of the Fund Summary, please confirm supplementally: (i) whether the Expense Limitation Agreement will remain in effect for at least one year from the effective date of the Fund’s registration statement and (ii) whether Lord Abbett may recoup any expenses reimbursed under the Expense Limitation Agreement between the Fund, Lord Abbett, and Lord Abbett Distributor LLC (“Lord Abbett Distributor”).

Response: The Expense Limitation Agreement will remain in effect for at least one year from the effective date of the Fund’s registration statement. The Expense Limitation Agreement between the Fund, Lord Abbett, and Lord Abbett Distributor does not contain recoupment provisions. Thus, Lord Abbett may not recoup any expenses reimbursed under the Expense Limitation Agreement.

5.                 In the first paragraph under “Principal Investment Strategies” in the Fund Summary, please consider specifying how the Fund defines “large companies,” which is provided in a later paragraph.

Response: The following sentence has been added after the first sentence in the first paragraph under “Principal Investment Strategies” in the Fund Summary: “A large company is defined as a company having a market capitalization at the time of purchase that falls within the market capitalization range of companies included in the Russell 1000® Index.”

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Ms. Jaea Hahn

February 28, 2019

6.                  Please clarify whether the Fund intends to concentrate its investments in any particular industry.

Response: The Fund does not intend to concentrate its investments in any particular industry.

7.                  We note that “Mid-Sized and Small Company Risk” is included under “Principal Risks” in the Fund Summary. Please consider removing this risk as investing in mid-sized and small companies is not a principal investment strategy of the Fund.

Response: We have removed the referenced risk.

Focused Mid Cap Value Fund

8.                  We note that “Small Company Risk” is not included under “Principal Risks” in the Fund Summary. Please consider whether it would be appropriate to add for this Fund.

Response: We are not including “Small Company Risk” under “Principal Risks” in the Fund Summary because investing in small companies is not a principal investment strategy of the Fund.

Both Funds

9.                  In the “Management – Portfolio Managers” section of each Fund Summary, please consider adding the month of the year in which the portfolio managers began managing the Fund.

Response: We respectfully acknowledge the Staff’s comment; however, we do not believe that including the month of the year in which each portfolio manager started service on the portfolio management team will provide meaningful information to shareholders. In addition, Item 10 of Form N-1A does not require this information. The Funds, therefore, respectfully decline to make the requested change.

10.               We note that the disclosure addressing Items 6 through 8 of Form N-1A does not immediately follow the “Management” section of each Fund Summary and, instead, includes the section “Other Important Information Regarding Fund Shares.” Please consider moving the disclosure addressing Items 6 through 8 immediately after the “Management” section of each Fund Summary.

Response: General Instructions C.3.(c)(iii) of Form N-1A states:

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Ms. Jaea Hahn

February 28, 2019

A prospectus that contains information about more than one Fund may integrate the information required by any of Items 6 through 8 for all of the Funds together, provided that the information contained in any Item that is integrated is identical for all Funds covered in the prospectus. If the information required by any of Items 6 through 8 is integrated pursuant to this paragraph, the integrated information should be presented immediately following the separate presentations of Item 2 through 8 information for individual Funds. . .

Accordingly, we believe the current disclosure comports with the requirements of Form N-1A. The Funds, therefore, respectfully decline to make the requested change.

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If you have any questions, please call the undersigned at (201) 827-2966.

Sincerely,

/s/ Pamela P. Chen
Pamela P. Chen
Associate General Counsel
Lord, Abbett & Co. LLC
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